GE CAPITAL SERVICES Press Release
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   GENERAL ELECTRIC CAPITAL CORPORATION
   260 LONG RIDGE ROAD, STAMFORD, CT 06927
                                                            Elizabeth Ballard
             Mary Horne            David Anderson           Andrew Marshall
   CONTACT:  GE Capital Services   Lazard Brothers & Co.    Hill & Knowlton UK
             (203) 357-6978        44 171 588 2721          44 171 413 3000

FOR IMMEDIATE RELEASE

               GENERAL ELECTRIC CAPITAL CORPORATION ("GE CAPITAL") RECOMMENDED CASH OFFER FOR CENTRAL TRANSPORT RENTAL
            GROUP PLC ("CTR") DECLARED UNCONDITIONAL IN ALL RESPECTS

STAMFORD, CT and LONDON, ENGLAND, October 6, 1997 -- The Offer by GE Capital to acquire the whole of the issued and to be issued share capital of CTR at 16 pence for each CTR Share and 48 pence for each CTR American Depositary Share ("ADS") has been declared unconditional in all respects. The Initial Offer Period has expired and the Subsequent Offer Period for the Offer has begun. Accordingly, the Offer will remain open during the Subsequent Offer Period until 10:00 p.m. (London time), 5:00 p.m. (New York City time) on Friday, October 24, 1997 unless otherwise extended. Holders of CTR Shares or CTR ADSs who had accepted the Offer, and not properly withdrawn their acceptances, by 10:00 p.m. (London time), 5:00 p.m. (New York City time) on October 3, 1997 will be paid promptly. Holders of CTR Shares or CTR ADSs who accept the Offer during the Subsequent Offer Period will be paid promptly after the receipt of such acceptances complete in all respects. Holders of CTR Shares and/or CTR ADSs do not have the right to withdraw their acceptances of the Offer during the Subsequent Offer Period.

By 10:00 p.m. (London time), 5:00 p.m. (New York City time) on October 3, 1997 valid acceptances of the Offer had been received in respect of 690,151,195 CTR Shares (including 368,407,347 CTR Shares represented by CTR ADSs) representing approximately 93.5 per cent of CTR's current issued share capital.

The above acceptances include acceptances by one director of CTR in respect of his personal holding of 20,000 CTR Shares and acceptances by six shareholders who, prior to the commencement of the Initial Offer Period, had undertaken to accept the Offer in respect of 264.8 million CTR Shares and 21.3 million CTR ADSs (together representing 44.5 per cent of CTR's current issued share capital).

A further director of CTR who has a personal holding of options in respect of 2 million CTR Shares has also irrevocably undertaken to accept the Offer in respect of shares arising from exercise of those options.

Save as disclosed herein, neither GE Capital nor any persons acting in concert with GE Capital owned any CTR Shares or rights over CTR Shares on August 1, 1997 (the latest date practicable prior to the commencement of the Initial Offer Period). Neither GE Capital nor any persons acting in concert with GE Capital have acquired or agreed to acquire any CTR Shares or rights over CTR Shares during the Initial Offer Period.

It is expected that appropriate proposals will be made to CTR optionholders within the next seven days.

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